Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended December 31, 2017 under IFRS

IT Services Revenue in line with Guidance, Digital surpasses 25% of our Revenue

Bangalore, India and East Brunswick, New Jersey, USA – January 19, 2018 — Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its quarter ended December 31, 2017.

Highlights of the Results

•	Gross Revenue of Wipro Limited was ₹ 136.7 billion ($2.1 billion1).
•	IT Services Segment Revenue in Non-GAAP constant currency increased by 0.9% sequentially, in line with our Guidance.
•	IT Services Segment Revenue in dollar terms was $2,013.0 million, remaining flat sequentially and increasing by 5.8% YoY.
•	IT Services Margin for the quarter was 14.8%, impacted by a provision of ₹ 3,175 million ($49.7 million1) made with respect to insolvency of a customer post the balance sheet date. Adjusted for this event, IT Services Margin for the quarter was 17.2%.
•	Net Income[3] for the quarter was ₹ 19.4 billion ($303 million1), a decrease of 8.2% YoY. Adjusted for the customer insolvency event, Net Income[3] for the quarter increased by 4.0% YoY.
•	Wipro declared an interim dividend of ₹ 1 ($0.021) per share/ADS.

Performance for the quarter ended December 31, 2017

Abidali Z. Neemuchwala, CEO and Member of the Board said—“We continued to improve our growth trajectory driven by strong momentum in BFSI and uptick in Healthcare. This is also reflected in our outlook for the next quarter. Our leadership in Digital continues to strengthen with over 25% of our revenues now coming from Digital.”

Jatin Dalal, Chief Financial Officer said—“We have made strong progress in our client mining with number of clients contributing revenues over $50 million increasing from 33 to 41 in the last 1 year. In the first 9 months of the current fiscal year, we generated robust Operating Cash Flows of ₹ 77 billion, 14.2% more than the same period last year. We also completed the Share Buyback in December and saw strong participation from our investors.”

Outlook for the Quarter ending March 31, 2018

We expect Revenues from our IT Services business to be in the range of $2,033 million to $2,073 million*.

*	Outlook is based on the following exchange rates: GBP/USD at 1.33, Euro/USD at 1.18, AUD/USD at 0.76, USD/INR at 64.49 and USD/CAD at 1.28.
1.	For the convenience of the reader, the amounts in Indian Rupees in this release have been translated into United States Dollars at the noon buying rate in New York City on December 31, 2017, for cable transfers in Indian Rupees, as certified by the Federal Reserve Board of New York, which was US $1= ₹ 63.83. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2017 was US$1= ₹ 65.74
2.	Segment Profit refers to Segment Results Total.
3.	Net Income refers to ‘Profit for the period attributable to equity holders of the Company’

Share Buyback Update

In the quarter ended December 31, 2017, the Company has concluded the buyback of 343.75 million equity shares as approved by the Board of Directors on July 20, 2017. This has resulted in a total cash outflow of ₹ 110,000 million.

IT Services

Wipro continued its momentum in winning large deals globally as described below:

A leading global financial services company has chosen Wipro as a strategic partner to support its compliance and operational risk applications. The engagement will help the client achieve increased productivity and enhanced end-customer engagement.

A leading North American specialty retailer has expanded a business process services contract with Wipro. As part of the engagement, Wipro will help the retailer improve its Net Promoter Score (NPS) by driving a superior customer care experience for its end-customers.

A leading global manufacturer of cleaning and hygiene products has awarded an end-to-end IT infrastructure contract to Wipro. The intelligent analytics capabilities of Wipro HOLMESTM will be used to improve the operational efficiency and end user experience.

A North American telecom major has awarded a quality assurance contract to Wipro, wherein Wipro will manage the testing of Business Support Systems applications for the client.

Wipro has also won a multi-year engagement with a leading airport in North America for developing a resilient, agile and scalable IT system. This program will enhance core business-critical airport systems such as passenger processing, baggage processing and the Airport Operational Database (AODB) and will lay the foundation for next-gen digital transformation initiatives.

Oriental Bank of Commerce, a leading public-sector bank in India has awarded Wipro a contract to implement an Enterprise-wide Data Warehousing (EDW) solution. The deployment will help the bank respond nimbly to regulatory reporting requirements. It will also enable the bank to develop a single view of its customer base and enhance its focus on customer centricity.

Wipro will enable analytics, digital and Smart Campus initiatives for a leading university in the APAC region.

Digital highlights

We saw increasing traction in digital oriented deals as illustrated below:

A global automotive company has selected Wipro to redesign its retail strategy, ranging from physical spaces to digital experiences.

A major international payments provider has awarded Wipro Digital a pilot project focused on payments and wearables. The project will leverage Designit’s expertise in technology, product and service design.

Wipro has won a workspace services deal encompassing service desk operations and end-user services with a leading Brazilian retail chain. The engagement will leverage the Wipro HOLMESTM chatbot to enhance the end-user experience at the retail chain’s stores.

A public transport authority in the Middle East has awarded a project to Wipro to design and develop a big data information platform. Wipro will develop a state-of-the-art data lake to process and analyze data across the customer’s landscape to help them derive actionable insights.

Wipro also won a number of deals in the Cloud applications space leveraging Appirio Cloud Services:

•	A Fortune 500 medical devices organization has selected Wipro for a multi-year global front-office transformation project.

•	A global provider of banking and financial services has awarded Wipro a contract to upgrade its user experience and simplify their sales and service process.

•	An American chain of luxury departmental stores has selected Wipro to reimagine its employee experience and modernize their HR processes.

•	Wipro has won a customer experience transformation contract from an international charitable organization.

Delivery Excellence

Magne Solberg, CIO, Co-op said—“We selected Wipro as a strategic partner because of their retail domain expertise, investment in digital technologies, and strong SAP and infrastructure capabilities. We are planning to leverage Wipro’s expertise in our own digital journey. We have experienced Wipro’s investment in Artificial Intelligence, cognitive and digital solutions such as on-shelf availability, AR promotions and VR home shopper. This engagement has benefited our supply chain, and logistics operations, back office and in-store availability with increased efficiency, reach and availability. Wipro also helped us in successfully integrating one of our recent acquisitions ICA by migrating ICA’s SAP platform to Azure cloud. We strongly recommend Wipro as we strengthen our position in the Norwegian retail market. I think Wipro’s new branding and logo are signs that Wipro is truly looking to transform the way they reset the future digital journeys for their customers.”

Analyst Accolades and Awards

Wipro was positioned as a Leader in Everest Group FAO PEAK Matrix™ 2017

Wipro was positioned as a Leader in Everest Group PEAK—Service Provider Landscape with PEAK Matrix™ Assessment for 2017 for Risk & Regulatory Compliance Application Services in BFS

Wipro was positioned as a Leader in Everest Group Healthcare Payer BPO PEAK Matrix™ 2017

Wipro has been recognized as a market leader in Digital Workplace Services by Information Services Group (ISG), a leading global technology research and advisory firm

Wipro positioned as a Leader by Everest Group in Cloud Enablement Services – Market Trends and Services PEAK Matrix™ 2017

Wipro was positioned as a Leader by ISG in Provider Lens™ Public Cloud Infrastructure Consulting & Implementation Services, 2017

Wipro was recognized as a Leader by The Forrester in Wave™—Next-Generation Infrastructure Outsourcing, Q4 2017

Wipro has been recognized as Platform Partner of the Year 2017 by BMC Software and won the highest number of accreditations for Security Operations at the BMC Outsourcers Tech Summit (BOTS)

Wipro was ranked #2 in the list of ‘Top 20 Service Outsourcing MNCs in China 2017’ in a study by Devott, a leader in research and advisory of China’s outsourcing and technology markets

Wipro was recognized as one of India’s most innovative companies by Confederation of Indian Industry (CII) at the Industrial Innovation Awards 2017, for the value addition that Wipro brings to its clients and the ecosystem through its Data Discovery Platform, Smart i-Connect Platform and Open Innovation process

IT Products

•	Revenue for the quarter ended December 31, 2017 was ₹ 4.5 billion ($70 million1).
•	IT Products Margin for the quarter was 4.3%, as compared to 2.9% for the quarter ended September 30, 2017.

Please refer the table on page 8 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 8 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended December 31, 2017, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- http://services.choruscall.eu/links/wipro180119.html

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

All product names, logos, and brands are property of their respective owners.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 160,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Vaibhav Saha	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91-80-3991 6450
vaibhav.saha@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #    (Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in ₹ millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of December 31,
	2017	2017	2017
			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1
ASSETS
Goodwill	125,796	126,974	1,989
Intangible assets	15,922	19,349	303
Property, plant and equipment	69,794	71,917	1,127
Derivative assets	106	389	6
Investments	7,103	10,396	163
Investment in equity accounted investee	—	620	10
Trade receivables	3,998	4,179	65
Non-current tax assets	12,008	15,152	237
Deferred tax assets	3,098	3,521	55
Other non-current assets	16,793	12,450	195

Total non-current assets	254,618	264,947	4,150

Inventories	3,915	2,732	43
Trade receivables	94,846	100,000	1,567
Other current assets	30,751	32,622	511
Unbilled revenues	45,095	40,434	633
Investments	292,030	237,283	3,718
Current tax assets	9,804	7,931	124
Derivative assets	9,747	3,478	54
Cash and cash equivalents	52,710	52,065	816

Total current assets	538,898	476,545	7,466

TOTAL ASSETS	793,516	741,492	11,616

EQUITY
Share capital	4,861	9,047	142
Share premium	469	690	11
Retained earnings	490,930	440,387	6,899
Share based payment reserve	3,555	1,688	26
Other components of equity	20,489	18,652	292

Equity attributable to the equity holders of the Company	520,304	470,464	7,370
Non-controlling interest	2,391	2,381	37

TOTAL EQUITY	522,695	472,845	7,407

LIABILITIES
Long—term loans and borrowings	19,611	29,767	466
Deferred tax liabilities	6,614	5,092	80
Derivative liabilities	2	—	—
Non-current tax liabilities	9,547	8,221	129
Other non-current liabilities	5,500	4,525	71
Provisions	4	2	—

Total non-current liabilities	41,278	47,607	746

Loans, borrowings and bank overdrafts	122,801	102,163	1,601
Trade payables and accrued expenses	65,486	71,303	1,116
Unearned revenues	16,150	17,860	280
Current tax liabilities	8,101	11,342	178
Derivative liabilities	2,708	2,820	44
Other current liabilities	13,027	14,750	231
Provisions	1,270	802	13

Total current liabilities	229,543	221,040	3,463

TOTAL LIABILITIES	270,821	268,647	4,209

TOTAL EQUITY AND LIABILITIES	793,516	741,492	11,616

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in ₹ millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2016	2017	2017	2016	2017	2017
			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1
Gross revenues	136,878	136,690	2,141	410,527	407,185	6,379
Cost of revenues	(96,576)	(95,976)	(1,504)	(290,773)	(287,781)	(4,509)
Gross profit	40,302	40,714	637	119,754	119,404	1,870
Selling and marketing expenses	(9,226)	(11,073)	(173)	(28,981)	(31,086)	(487)
General and administrative expenses	(8,610)	(9,991)	(157)	(24,754)	(24,340)	(381)
Foreign exchange gains/(losses), net	767	125	2	3,032	931	15
Results from operating activities	23,233	19,775	309	69,051	64,909	1,017
Finance expenses	(1,366)	(1,205)	(19)	(4,130)	(4,065)	(64)
Finance and other income	5,719	6,134	96	16,024	18,995	298
Share of profits/(loss) of equity accounted investee	—	10	—	—	14	—
Profit before tax	27,586	24,714	386	80,945	79,853	1,251
Income tax expense	(6,440)	(5,355)	(84)	(18,471)	(17,775)	(278)

Profit for the period	21,146	19,359	302	62,474	62,078	973

Attributable to:
Equity holders of the Company	21,094	19,371	302	62,284	62,053	973
Non-controlling interest	52	(12)	—	190	25	—

Profit for the period	21,146	19,359	302	62,474	62,078	973

Earnings per equity share:
Attributable to equity share holders of the Company
Basic	4.36	4.03	0.06	12.81	12.85	0.20
Diluted	4.35	4.03	0.06	12.77	12.83	0.20
Weighted average number of equity shares used in computing earnings per equity share
Basic	4,834,941,252	4,802,285,697	4,802,285,697	4,863,935,370	4,830,841,298	4,830,841,298
Diluted	4,847,480,288	4,809,300,296	4,809,300,296	4,877,482,820	4,838,385,830	4,838,385,830
Additional Information
Segment Revenue
IT Services Business Units
BFSI	33,843	37,766	592	101,056	109,049	1,708
HLS	20,972	18,463	289	61,786	55,602	871
CBU	20,780	21,209	332	62,213	62,733	983
ENU	17,131	16,426	257	51,368	51,659	809
MNT	29,517	30,050	471	88,518	89,402	1,401
COMM	9,718	8,432	132	29,478	25,846	405

IT SERVICES TOTAL	131,961	132,346	2,073	394,419	394,291	6,179
IT PRODUCTS	5,713	4,498	70	19,309	13,829	217
RECONCILING ITEMS	(29)	(29)	—	(169)	(4)	(0)

TOTAL	137,645	136,815	2,143	413,559	408,116	6,395

Segment Result
IT Services Business Units
BFSI	6,413	6,832	107	19,786	18,328	287
HLS	3,400	2,364	37	9,490	7,796	122
CBU	3,415	3,869	61	10,774	10,047	157
ENU	3,856	(1,312)	(21)	10,324	5,774	90
MNT	5,355	5,692	89	17,484	16,267	255
COMM	1,604	1,315	21	4,700	3,911	61
OTHERS	—	—	—	—
UNALLOCATED	112	830	13	(1,762)	2,167	34

TOTAL IT SERVICES	24,155	19,590	307	70,796	64,290	1,007
IT PRODUCTS	(586)	195	3	(1,252)	314	5
RECONCILING ITEMS	(336)	(10)	—	(493)	305	5

TOTAL	23,233	19,775	310	69,051	64,909	1,017

FINANCE EXPENSE	(1,366)	(1,205)	(19)	(4,130)	(4,065)	(63.68)
FINANCE AND OTHER INCOME	5,719	6,134	96	16,024	18,995	298
SHARE OF PROFIT/(LOSS) OF EQUITY ACCOUNTED INVESTEE		10	—	—	14	0

PROFIT BEFORE TAX	27,586	24,714	386	80,945	79,853	1,251
INCOME TAX EXPENSE	(6,440)	(5,355)	(84)	(18,471)	(17,775)	(278)

PROFIT FOR THE PERIOD	21,146	19,359	302	62,474	62,078	973

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products. The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources and Utilities (ENU), Manufacturing & Technology (MNT), Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services. In the IT Products segment, the Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)
Three Months ended December 31, 2017
IT Services Revenue as per IFRS	$2,013.0	IT Services Revenue as per IFRS	$2,013.0
Effect of Foreign currency exchange movement	$18.2	Effect of Foreign currency exchange movement	$(53.1)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,031.2	Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$1,959.9

Reconciliation of Adjusted Segment Result and Net Income (₹ MN)
Three Months ended December 31, 2017
IT Services Segment Results	19,590	Profit attributable to Equity Shareholders (Net Income)	19,371
Effect of impact of customer insolvency	3,175	Effect of post-tax impact of customer insolvency	2,568

Adjusted IT Services Segment Results	22,765	Adjusted Profit attributable to Equity Shareholders (Net Income)	21,939